Zhong Wen International Holding Co., Ltd.
Room 1101, 11/F
Shun Kwong Commercial Building
No. 8 Des Vouex Road West
Hong Kong

September 1, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-2001

Re:	Zhong Wen International Holding Co., Ltd.
Form S-1
File No. 333-167663

Attn:           Errol Sanderson

Dear Mr. Sanderson:

Zhong Wen International Holding Co., Ltd. (the “Company”) hereby requests acceleration of the effective date for its Form S-1 registration statement to Thursday, September 2, 2010, at 12:00 pm EDT,  or as soon thereafter as possible.  Acceleration is requested pursuant to Rule 461 of Regulation C.

No preliminary prospectuses have been distributed.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Zhong Wen International Holding Co., Ltd.

/s/ Sun Hongyi
Sun Hongyi,
Chief Executive Officer